September 3, 2024
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549
Attention: Aliya Ishmukhamedova
     James Lopez
Re:    Blackbaud, Inc.
    Form 10-K for Fiscal Year Ended December 31, 2023
    File No. 001-41527
Dear Ms. Ishmukhamedova and Mr. Lopez:
Blackbaud, Inc. ( the “Company” or “we”) hereby submits this response to the comment regarding our Annual Report on Form 10-K for the year ended December 31, 2023 filed with the Securities and Exchange Commission (the “Commission”) on February 21, 2024 (the “Form 10-K”) delivered by your letter dated August 23, 2024 (the “Comment Letter”). For your convenience and reference, we repeat your comment below and our response follows.
Form 10-K for fiscal year ended December 31, 2023
Item 1C. Cybersecurity, page 30
1.    We note the statement on page 31 that cybersecurity risk management has been and remains a key aspect of your “overall business strategy, financial planning and capital allocation and a point of ongoing emphasis at all levels.” Please revise future filings to disclose whether and how your processes for assessing, identifying, and managing material risks from cybersecurity threats have been integrated into your overall risk management system or processes. See Item 106(b)(1)(i) of Regulation S-K.
Company Response: The Company’s processes for assessing, identifying, and managing material risks from cybersecurity threats are, in fact, well integrated into the Company’s overall risk management system or processes in connection with our emphasis on cybersecurity at all levels of the Company, including as a key consideration in our overall business strategy, financial planning and capital allocation decisions, as noted on page 31 of the Company’s Form 10-K. The Company agrees to provide additional disclosure in future filings to include more detail and explanation regarding whether and how such

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65 Fairchild Street, Charleston, SC 29492 T 1.800.443.9441 F 1.843.216.6100 blackbaud.com

Securities and Exchange Commission
Attention: Aliya Ishmukhamedova and James Lopez
September 3, 2024

processes have been integrated into our overall risk management system or processes, in accordance with Item 106(b)(1)(i) of Regulation S-K and your comment.

*    *    *
The Company hereby acknowledges that the Company and its management are responsible for the accuracy and adequacy of the Company’s disclosures, notwithstanding any review, comments, action or absence of action by the Commission staff.
Please feel free to contact me by email or telephone (843.654.3300) if you have any questions or comments regarding the foregoing.

Sincerely yours,

/s/ Anthony W. Boor
Anthony W. Boor
Executive Vice President and Chief Financial Officer

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